SECRET BASIN PROJECT

                       Nye County, Nevada





                         John A. Rice

                             For

                         MIRANDA USA

                      February 18, 1999



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                      TABLE OF CONTENTS

SUMMARY                                                3

INTRODUCTION                                           4

LOCATION                                               4

HISTORY                                                4

REGIONAL GEOLOGY                                       6

LOCAL GEOLOGY                                          8

Stratigraphy                                           8

Structure                                              8

Alteration                                            10

Mineralization                                        12

RESULTS                                               12

CONCLUSIONS AND RECOMMENDATIONS                       13

Table 1  Proposed Secret Basin Exploration Budget     16

List of Secret Basin Claims                           18

FIGURES

Figure 1 - Location Map
Figure 2 - Secret Basin Caldera Structures
Figure 3 - Geology Map
Figure 4 - Secret Basin Property
Figure 5 - Cross Section
Figure 6 - Drill Hole Map

APPENDICES

Appendix A - Rock Chip Assays
Appendix B - Soil Assays
Appendix C - Drill Assays

PLATES

Plate 1 - Detailed Cross-Section of SB97-1 and SB97-6
Plate 2 - Detailed Cross-Section of SB97-4


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                       SUMMARY

The Secret Basin project is a volcanic hosted, epithermal gold-silver system. Mineralization is hosted within a structurally complex collapsed caldera environment. The alteration and mineralization observed to date would classify this deposit as a low sulfidation quartz-adularia epithermal system. The Secret Basin project is located in the southern Toiyabe Mountains approximately 38 miles (61 kms.) north of Tonopah, Nevada (Figure 1). The property consists of 37 unpatented claims.

The primary zones of interest are two quartz vein zones that strike west-northwest across the collapsed caldera structure. The North vein zone can be traced for approximately 1,000 ft (305 meters) and the South vein zone can be followed for approximately 2,000 ft (610 meters). In plan, the two vein structures are 1,100 feet (335 meters) apart. Both veins dip north in varying amounts from 25? to 70?.

Geologic mapping and drill data suggests that the North and South vein zones may have originally been the same structure prior to mineralization and caldera collapse. Upon collapse, the resurgent dome was faulted into many blocks that were downdropped, more in the center and less toward the rim. In this case, the South vein zone represents the upper part of the original vein and the North vein represents the more down dip portion of the original vein. This year's drill program tested both the North and South vein zones along strike and at different levels downdip. The vertical extent of the vein tested was approximately 1,000 ft (305 meters).

The extent and intensity of silicification encountered in drilling and on the surface suggests that the North and South quartz vein structures exposed through the volcanic window represents a small portion of the mineralizing system. The volcanic host rocks, the amount and intensity of silicification and argillic alteration, and the structural setting of the epithermal system indicates there is strong possibility of a gold-silver deposit hosted within the vicinity. Although rock and soil assay and drill data suggests the best place to test would be down-dip on the North vein zone, recent sampling suggests that it is open to the west. The surface cover and changes with depth suggest that a geophysical program to aid in the delineation of subsurface silicification and sulfide mineralization is warranted. In light of the large area of potential, it is suggested that an IP (induced potential) geophysical survey be conducted.

Because of the potential to find a significant precious metal deposit in the Secret Basin area, exploration should be done. An initial $11,000 gradient IP survey is recommended for the project. It should be centered around the eastern edge of the window and on the exposures of the North and South veins. It should cover about one square mile over the eastern half of the window. Contingent upon the results of this program, drilling should follow up on the defined targets. The follow up drill program would cost about $99,000.


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                        INTRODUCTION

The Secret Basin property is located on the eastern edge of the Walker Lane structural trend between the Round Mountain and Paradise Peak Mines (Figure 1). The Walker Lane mineralized belt includes deposits such as Comstock (8.2 million ozs Au), Rawhide (1.6 million ozs Au), Aurora (1 million ozs Au), Paradise Peak (1.53 million ozs Au), Tonopah (1.9 million ozs Au), Goldfield (4.84 million ozs Au), and Bullfrog (2.7 million ozs Au). Walker Lane deposits are characterized by their volcanic host rocks and structural complexity (Figure 2).

Secret Basin is a volcanic hosted, epithermal gold-silver exploration project. It is situated within a collapsed caldera setting in the southern part of the Toiyabe Mountains.

                           LOCATION

Secret Basin is located in Sections 1-3, T8N, R40E and Sections 34-36, T9N, R40E in the southern Toiyabe Mountains approximately 38 miles (61 kms.) north of Tonopah, Nevada. Eighty lode claims have been located by Miranda USA on land administered by the U.
S. Forest Service.

Secret Basin is approximately 22 miles (35 kms.) west-southwest of Round Mountain (8 million ozs Au) and 31 miles (50 kms.) east-southeast of Paradise Peak. The project is located 20 miles (32 kms.) north of the Hall molybdenum mine and 7 miles (11 kms.) north of the Green Lizard copper prospect. Homestake Mining Company was exploring in the East Golden area approximately 8 miles (13 kms.) west-northwest of Secret Basin.

                           HISTORY

The property was originally prospected for its' mercury potential over 50 years ago. Later, fluorspar was mined from the Colton Mine in the main part of the district. In the early-mid seventies, Louisiana Land and Minerals drilled 8-10 holes, presumably testing for fluorspar. These holes are vertical, large diameter (12-14 inches) conventional drill holes. Freeport Exploration (now Independence Mining) located claims in the area but chose not to pursue making a deal with the land owner that controlled claims over the main part of the property.

Miranda USA located 37 claims on the property in January 1997 after the property became open. An additional 43 claims were located in October 1997 after encountering encouraging evidence of mineralization during their first phase of drilling. Miranda now controls 35 unpatented claims (Appendix A).



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Figure 1

Location Map - State of Nevada
               Miranda USA


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                     REGIONAL GEOLOGY

There are two primary ages of volcanic activity represented in the southern Toiyabe Range. The oldest volcanic rocks exposed in the area are ash-flow tuffs of the middle volcanic sequence as described by Kleinhampl and Ziony (1985). Ash-flow tuffs of the middle volcaninc sequence are common to both the southern Toiyabe Mountains and the Shoshone Range immediately to the west of the Toiyabe Mountains. The middle volcanic sequence is made up of numerous lithic units, some of which are widespread and others of limited areal extent. Meaning there were numerous eruptive centers in the area. The middle volcanic sequence unconformably overlies the lower volcanic sequence which in turn unconformably overlies pre-Tertiary sediments, neither of which are exposed in the southern Toiyabe Mountains. Absolute age of the middle volcanic sequence is not known but is presumed to be early Miocene (Kleinhampl and Ziony 1985). Volcanism affected much of the area simultaneously and continuously for a long period of time prior to the eruption of the Toiyabe Quartz Latite. The Toiyabe Quartz Latite is also widespread in both the southern Toiybe Mountains and the Shoshone Range. The Toiyabe Quartz Latite consists of a homogeneous series of rocks suggesting that it came from a single eruptive center (Kleinhampl and Ziony, 1985). The Toiyabe Quartz Latite is dated at 21-24 m. y.

There are a number of hypothesized calderas in the southern Toiyabe Mountains and western Nye County. Their existence has only recently begun to be observed. East-to-west trending linears and west-northwest-trending linears are common throughout this part of the Great Basin. One of these west-northwest trending linears bisects the Secret Basin area which trends east-southeast toward the Manhattan mining district and the East and West Golden districts to the west-northwest.



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Figure 2

Secret Basin Caldera Structures - State of Nevada
                                  Miranda USA


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                     LOCAL GEOLOGY

Stratigraphy

The middle volcanic sequence of rocks at Secret Basin consists of a number of ash-flow units (Figure 3). The lower most unit
(Tsb1) is a medium gray rhyolite tuff which contains 20-25% crystals (quartz, plagioclase, and k-feldspar). All phenocrysts are less than 2 mm diameter. There are no mafic phenocrysts and the lithic and pumice fragment content are minor. This rock type forms blocky, massive outcrops, which crop out in the eastern part of the project area.

In gradational contact with the underlying unit is a light tan to light gray tuff (Tsb2) which consists of 25-30% crystals (quartz, plagioclase and k-feldspar), biotite is minor (<5%), and lithic and pumice fragments are less than 1%. This rock type forms slopes and weathers tan.

The next overlying unit is a medium gray, welded, and pumice rich tuff (Tpr). This unit is moderately welded near its lower contact with the underlying unit and becomes less welded higher up in the section. This unit contains 15-20% crystals (quartz, plagioclase, and k-feldspar), no mafics, and pumice fragments make up 20-30% of the rock. This unit forms blocky outcrops and in the upper part of the section it forms rounded outcrops with a " vuggy" appearance due to the weathering out of the pumice fragments.

These 3 tuffs probably belong to a single intracaldera cooling unit. The primary distinguishing characteristics between these members are the presence or absence of mafic phenocrysts and pumice fragments. Unconformably overlying all of these rocks is the Toiyabe Quartz Latite. In many locations the lower-most contact of the Toiyabe Quartz Latite is marked by a vitrophyre that ranges in thickness from a few feet to tens of feet.

Structure

At Secret Basin the middle volcanic sequence is exposed through a structural window in the younger, overlying Toiyabe Quartz Latite. The sequence of events that lead to the creation of this window are 1) the formation of the" Secret Basin" volcano, 2) formation of the resurgent dome, 3) mineralization along a major, westerly striking structure, 4) deposition of the Toiyabe Quartz Latite at a level below that of the volcano/resurgent dome's paleotopographic highs, and 5) collapse of the Secret Basin volcanic center forming the present caldera. The minimum diameter of the caldera is approximately 2,400 feet (730 meters). This is the amount of the caldera that is exposed in the window and it is quite possible that the caldera is bigger than what is exposed.




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Figure 3

Geology Map - Miranda USA



<PAGE 10>

In general, volcanic rocks at Secret Basin dip moderately to the south at angles between 30? and 50? and strikes from N90?W to N50?W. Dips are taken from outcrops that exhibit flow textures such as flattened pumice fragments.

Mapping and drilling data have brought forth evidence that there are numerous blocks within the caldera that have been down-dropped (Figure 5). The blocks at the center of the caldera have the most amount of vertical displacement being down-dropped at least 1,000 feet (305 meters) compared to rocks outside of the ring fracture zone. This is based on reconstructing the paleotopography using displacement of the vein as a guide to repositioning the down-dropped blocks.

Mineralized structures occur in two different locations on the property. The North zone and South zone. The North zone strikes from N55?W to N70?W and dips 40?-70? to the north. The structure can be followed for approximately 1,000 feet (305 meters). The South vein strikes N70?W and dips from 25?-70? to the north. The South zone can be traced for approximately 2000 feet (660 meters). The structures are primarily filled with quartz and fluorite is a common gangue mineral. The structures vary in thickness from a few inches to 15 feet (4.6 meters).

Caldera collapse structures are arcuate in shape and are high angle. The collapsed blocks are downdropped toward the center of the dome.

Alteration

The primary alteration types are silicification and argillization with rare potassic alteration.

On surface exposures, argillization is ubiquitous and generally confined to the pumice fragments and feldspar phenocrysts in weak to moderate amounts away from the veins. The strongest argillic alteration corresponds with proximity to vein exposures. Locally, hanging wall rocks adjacent to veins can be strongly argillized, affecting groundmass as well as phenocrysts and fragments. The strongest zone of argillic alteration occurs along the middle part of the South vein zone in prospect pits where the volcanic tuffs are strongly argillized, both groundmass and phenocrysts. This argillized zone is at least 200 feet (61 meters) wide and can be followed along strike to the west for 700 feet (213 meters) before being covered by alluvium. Drill hole SB97-2 encountered 80 feet (24 meters) of strongly argillized hanging wall rock before intersecting the quartz vein and silicified rock of the vein structure at 110 feet (33 meters). Argillic alteration along the North vein structure can be followed along strike for approximately 1,800 feet (550 meters). This north zone of argillic alteration is primarily confined to pumice fragments and feldspar phenos. Along strike to the west, the vein trends under post-mineral volcanic rocks which obscurs the true extent of alteration related to the North vein. Post-mineral volcanics also cover the hangingwall rocks north of the North vein, making the total width of the argillic alteration indeterminate.


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Figure 4

Figure 5

Secret Basin Project Generalized Cross Section
Miranda USA

<PAGE 12>

Silicification can be seen weakly altering the groundmass of the volcanic units to strongly flooding the rocks and completely masking the texture of the host. Silica alteration is confined to a zone adjacent to the vein structures. Silicification forms a tabular zone that can be 200-300 feet (61-91 meters) thick, as in drill holes SB97-1, 2, 4, and 6. Silicification occurs in footwall as well as hangingwall rocks. Silicification occurs along the entire length of both of the vein zones but stronger in the western part of the vein structures.

Mineralization

Gold and silver mineralization is directly related to quartz veins and silicification. Veins range in size from a fraction of an inch to 15 feet (4.6 meters). The North vein zone has the thickest and most prominent vein structures. The North vein strikes west-northwest for 1,000 feet (305 meters) while the South vein zone also strikes west-northwest 2,000 feet (610 meters). Both veins dip moderately to the north.

Stockwork veining is common in the strongest areas of silicification and quartz veining. There are at least 3 periods of silicification as observed in drill chips and hand samples. Very fine-grained pyrite occurring in trace amounts is the only sulfide observed to date. The pyrite is most commonly associated with strongly silicified rock and was more commonly found in drill holes than on the surface.


RESULTS

The highest gold value from surface rock chip samples was 1.0 oz Au/ton and the highest silver was 14.7 ozs Ag/ton. Of 61 samples collected 14 samples had less than detectable amounts of gold (<5ppb), 32 had between 6-99 ppb Au, and 15 had greater than 100 ppb Au. Samples anomalous in gold are normally anomalous in silver. The highest gold and silver values are from the same sample. The second highest assay was 0.11 oz Au/ton and 1 oz Ag/ton, which was a 30 foot (9 meter) channel across the outcrop that contained the 1 oz Au/ton rock sample. Drill hole SB97-1 tested this anomalous outcrop. Mercury is the most anomalous trace element. It also has a good correlation with gold and silver values. The sample that ran 1 oz Au/ton and 14.7 ozs Ag/ton contained 11.195 ppm Hg. The most anomalous mercury values (>50 ppm Hg) came from the mercury prospects on the western part of the property where cinnabar is common within the altered volcanic rocks.

A soil grid was established on the property. The North and South vein zones were covered by the grid. The grid lines are 400 feet apart with 50-foot sample spacings. Four short soil lines were established over the mercury anomaly and two lines were run over the alluvium covered area between the two separate areas. A total of 507 soil samples were collected. Gold values from the soil survey defines the North vein zone but only defines the eastern half of the South vein zone. The western half of the South vein zone, where the highest rock chip value was located, did not


<PAGE 13>

show up as anomalous in the soil samples. Mercury values also picked up the North vein zone but not the South vein zone.
The western mercury prospects also showed up as a mercury anomaly.

Drill hole and surface sampling had located low-grade gold and silver mineralization. Drilling during October 1997 tested the upper portion of the vein by drilling along the south vein zone (drill holes SB97-1, 2, 6, and 8). A lower part of the vein was tested by drilling the North vein zone (drill holes SB97-3, 4, 5, and 9). Drill hole SB97-4 was the best drill hole and encountered 220 feet (67 meters) of strongly silicified and brecciated rock with two thick quartz veins of about 10 and 20 foot thicknesses (3 and 6 meters). Figure 6 shows the location of the holes drilled during1997. The thicker vein intercept contained 10 feet (3 meters) of 0.02 oz/ton gold. The assays above and below this interval were strongly anomalous containing 286 ppb and 123 ppb gold respectively. With better assay values occurring in the lower part of the vein suggests that more down dip portions of the vein may result in better gold and silver values. The strike extent of the down dip portion of the vein is covered by post-mineral volcanics.

CONCLUSIONS AND RECOMMENDATIONS

The Secret Basin property is a volcanic hosted, epithermal gold-silver system that has the potential of hosting a precious metals deposit. The deposit would be hosted within the quartz veins and adjacent wallrock which is strongly quartz-stockwork mineralized and silicifed. The two main quartz veins, the North vein and the South vein, can be followed along strike for 1,000 feet (305 meters) and 2,000 feet (610 meters), respectively. The quartz veins can be as much as 15 feet (4.6 meters) thick. In addition to the quartz veins, there is widespread and intense quartz-stockwork veining and silicification adjacent to the quartz veins. This occurs in both the footwall and hangingwall.

Surface rock chip samples assay as high as 1.0 oz Au/ton and
14.7 ozs Ag/ton from a quartz vein within a quartz-stockwork zone. A 30-foot (9 meters) channel sample from this same zone assayed 0.11 oz Au/ton and 1.0 oz Ag/ton. The widespread extent of quartz veining and quartz-stockwork mineralization and silicification indicates the mineralizing system is large and multiple episodes of veining suggest mineralization occurred over a long period of time.

There is convincing evidence that the system contains gold and the occurrence of gold is widespread. The next step will be to further delineate drill targets and do additional drilling to test different targets. First, there should be a gradient IP survey over about one square mile. This will locate disseminated sulfides and silicified zones for drill hole targeting. It is strongly recommended that during testing , the North vein structure be drilled because of the encouraging results of SB97-4. This would require the construction of roads in order to provide drill access to test down-dip of the 0.02 oz/ton Au intercept. The following table summarizes the costs involved in testing this target.

 More detailed alteration mapping might give indications as to the intensity of the system and point to directions for further exploration. Additional trace element geochemical surveys along


<PAGE 14>

with ratios of these elements may also point to direction for further exploration. It is strongly recommended that during testing, the North vein structure be drilled because of the encouraging results of SB97-4. This would require the construction of roads in order to provide drill access to test down-dip of the 0.02 oz/ton Au intercept. The following table summarizes the costs involved in testing this target.

<PAGE 15>

Figure 6

Secret Basin Drill Hole Map
Nye County, Nevada


<PAGE 16>

Table 1  Proposed Secret Basin Exploration Budget


Phase I

Gradient IP   Contractor     $ 9,000 Survey
Survey
              Geologist      $   700 Supervision and planning
              Reporting      $   500 Summary and
                                     interpretations
              Contingency    $ 1,000 @ 10%
              -----------    -------
              TOTAL          $11,200



Phase II

Secret Basin  Contractor     $50,000 Reverse circulation
                                     drilling
              Geologist      $ 7,500 Supervision and geology
              Assaying       $12,000 For each 5 ft sample
              Road building  $ 8,000 Includes mobilization
              Permitting     $ 1,000 With the Forest Service
              Filing Fees    $ 3,500 Filing fees and staking
                                     additional claims
              Reporting      $ 4,000 Summary reports
              Contingency    $12,900 @ 15%:  meetings,
              -----------    ------- management, misc.
              TOTAL          $98,900



<PAGE 17>

                          REFERENCES

Cornwall, Henry R., 1972, Geology of and Mineral Deposits of
Southern Nye County, Nevada, Nevada Bureau of Mines and
Geology, Bulletin 77

Kleinhampl, Frank J., Ziony, Joseph I., 1985, Geology of
Northern Nye County, Nevada, Nevada Bureau of Mines and
Geology, Bulletin 99A



<PAGE 18>

List of Secret Basin Claims

Claim Name         NMC #
Basin 1            769652
Basin 2            769653
Basin 3            769654
Basin 4            769655
Basin 5            769656
Basin 6            769657
Basin 7            769658
Basin 8            769659
Basin 9            769660
Basin 10           769661
Basin 11           769662
Basin 12           769663
Basin 13           769664
Basin 14           769665
Basin 15           769666
Basin 16           769667
Basin 17           769668
Basin 18           769669
Basin 19           769670
Basin 20           769671
Basin 21           769672
Basin 22           769673
Basin 23           769674
Basin 24           769675
Basin 25           796398
Basin 26           796399
Basin 27           796400
Basin 28           796401
Basin 29           796402
Basin 30           796403
Basin 31           796404
Basin 32           796405
Basin 33           769684
Basin 34           769685
Basin 35           769686
Basin 36           769687
Basin 37           769688

Appendix A - Rock Chip Assays

Appendix B - Soil Assays

Appendix C - Drill Assays

Plate 1 - Detailed Cross-Section of SB97-1 and SB97-6

Plate 2 - Detailed Cross-Section of SB97-4